

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2024

John Meloun
Chief Financial Officer
Xponential Fitness, Inc.
17877 Von Karman Ave, Suite 100
Irvine, CA 92614

      Re: Xponential Fitness, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 001-40638

Dear John Meloun:

We have reviewed your March 15, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Key Performance Indicators, page 64

1. You newly disclose the number of "studios no longer operating." Please explain to us and disclose the exact status of theses studios. If these studios are not considered to be closed, explain to us if you ever determine a studio to be closed and if so your basis for such determination. In your response to prior comment 1 you state you do not use "closed studios" as a key performance indicator. Nevertheless, explain to us why you believe it is not useful to disclose to investors the number of studios closed.

2. You disclose the number of studios opened is the same as the number of studios operated/operating. You also disclose a studio is considered no longer operating and excluded from the total number of studios operating if it has no sales for nine consecutive months or more. From this it appears the number of studios opened/operated/operating at the end of each period presented includes studios that have not generated revenue for a period of less than nine consecutive months. Please explain to us and disclose why you consider studios as opened/operated/operating when they are not generating any revenue. Also tell us the number of these studios included in the number of studios opened/operated/operating at the end of each period presented.

3. Please explain to us and disclose as appropriate when and how you determine a franchised studio to be considered no longer operating. In doing so tell us what communication/interaction you have with the franchisee regarding the status of the operation of the studio in jeopardy of becoming nonoperating before and after a studio first does not generate revenue. Additionally, tell us why you believe it is appropriate to wait nine months before you determine a studio to be nonoperating.

4. You disclose "If a studio deemed to be no longer operating subsequently generates sales at a future date, it re-enters the operating studio count ". For purposes of reentering the operating studio count, please tell us how you define "sales." Also, tell us if there is a level or period of sales to be achieved before the previously deemed nonoperating studio is again considered to be operating. If not, explain why it is appropriate to consider a previously deemed nonoperating studio to be considered operating with a nominal amount or brief period of activity.

   Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services